FOLEY & LARDNER LLP ATTORNEYS AT LAW
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	March 29, 2005	WRITER'S DIRECT LINE 414.297.5553 pjones@foley.com Email
VIA FACSIMILE		CLIENT/MATTER NUMBER 015428-0137

Mr. David Ritenour
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	REGAL-BELOIT Corporation Registration Statement on Form S-3 filed February 14, 2005 File No. 333-122823 (the “Registration Statement”)

Dear Mr. Ritenour:

        On behalf of our client, REGAL-BELOIT Corporation, a Wisconsin corporation (the “Company”), set forth in this letter are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 9, 2005, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

        Enclosed please find three copies of Amendment No. 1 to the Registration Statement on Form S-3, which was filed today via EDGAR with the Commission. In addition, please find the written statement of the Company requested by the Staff in the Comment Letter.

1.	We note that the selling shareholder, General Electric, acquired the shares being registered for resale in a privatetransaction in connection with its sale of assets to the registrant that occurred approximately one month prior tothe filing of this registration statement. We further note that:

•	General Electric was granted registration rights with respect to the registered securities at the time it acquired the shares;

•	The shares being registered on behalf of General Electric represent more than 15% of the total number of outstanding shares of the issuer;

•	The issuer will receive a portion of the proceeds generated by the resale of the shares being registered on behalf of General Electric if the net proceeds generated by such resales exceed $119 million; and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Mr. David Ritenour
March 29, 2005

•	The issuer is responsible for paying General Electric up to $20 million in the event that the sale of the shares being registered on behalf of General Electric generate net proceeds of less than $109 million, which results in a reduction of the market risk that would otherwise be borne by General Electric in connection with the ownership of those shares.

In light of the foregoing, please tell us supplementally why the purported secondary offering by General Electric should not instead be viewed as a primary offering on behalf of the issuer, such that General Electric should be identified as a statutory underwriter in the prospectus. For guidance, refer to Item D.29 of our Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov. In addition, if you believe that the offering is properly viewed as a primary offering, please also supplementally discuss the application of the >restrictions on “at the market offerings” set forth in Rule 415(a)(4) to sales made by General Electric under this registration statement.

        The Company respectfully submits that the offering by General Electric Company (“General Electric”) of shares pursuant to the Registration Statement and the prospectus constituting a part thereof (the “Prospectus”) is a true secondary offering and should not be viewed as a primary offering on behalf of the Company. An analysis of the offering by General Electric under the guidance provided in Item D. 29 of the SEC’s Manual of Publicly Available Telephone Interpretations supports the Company’s position.

        Relationship Between the Company and General Electric. The relationship between the Company and General Electric is one of adverse parties in two acquisition transactions; the relationship cannot be viewed in any practical sense as General Electric acting as a conduit to offer and sell shares on behalf on the Company. As described in the Prospectus, the Company closed two significant, arm’s length acquisition transactions with General Electric in 2004. Prior to receiving shares of the Company’s common stock as partial consideration in the second acquisition transaction, General Electric was not a shareholder of, or otherwise affiliated with, the Company.

        The relationship between the Company and General Electric was not initiated, and was never significantly driven, by a desire or need of the Company to sell shares to the public, something the Company could have accomplished at anytime without the involvement of General Electric.

        Circumstances Under Which General Electric Received the Shares. General Electric received the shares of common stock as less than one-third of the consideration it received in the December 2004 sale of its HVAC motors and capacitors businesses. In connection with the issuance of the shares, the Company and General Electric entered into a shareholder agreement that includes terms and conditions customary in agreements between issuers and significant investors, including, among other things, demand and piggy-back registration rights, liquidity opportunities for General Electric to sell the shares over a defined period and under certain circumstances and a standstill arrangement under which General Electric agreed not purchase any additional shares for a period of time. General Electric also accepted significant limitations on the manner and timing of sales of shares by General Electric and the number of shares that it can sell in those sales. In the shareholder agreement, General Electric expressly warranted to the Company that it was acquiring the shares for its own account without a view to a distribution. The heavily negotiated terms of the shareholder agreement illustrate that General Electric was not acting merely as a “conduit” for the Company.

Mr. David Ritenour
March 29, 2005

        General Electric’s Ownership of the Shares. The shares were issued to General Electric at the closing of the acquisition transaction on December 31, 2004. Although the Company filed the Registration Statement on February 14, 2005 (as required under the shareholder agreement), there are no guarantees that General Electric will be able to sell its shares within any period of time or at any particular price. Subject to the limitations in the shareholder agreement, General Electric retains the ultimate right to decide when to sell its shares and at what price.

        Sales of the shares by General Electric under the terms of the shareholder agreement certainly will not be on behalf of the Company. At the insistence of General Electric, the Company agreed in the shareholder agreement to file the Registration Statement by February 14, 2005 and to use its best efforts to complete an initial marketing effort to allow General Electric to sell at least 75% of the shares. Aside from this best efforts commitment of the Company, General Electric’s demand sale rights with respect to the shares do not arise until the first anniversary of the shareholder agreement, and those rights are limited based on the number of shares held by General Electric after that date. In addition, the Company specifically negotiated the right to register primary shares under the Registration Statement (and, in fact, is seeking to register $90,000,000 in primary shares) and to include primary shares for the offer and sale by the Company for its own account (and reduce the number of General Electric shares) in the initial marketing effort.

        Amount of Shares Involved. The number of shares issued, and the rights, limitations and obligations of each party under the shareholder agreement, resulted from arm’s length negotiations between the Company and General Electric, not from a desire of the Company to sell shares to the public. As a result of those negotiations, each side accepted certain risk relating to the resale of the shares issued to General Electric. With a number of financing alternatives available for the December 2004 acquisition transaction, the Company determined that the issuance of the shares to General Electric, in conjunction with rights and obligations of each party under the shareholder agreement, was the financing arrangement that transferred the greatest risk from the Company to General Electric at the closing of the acquisition transaction. By accepting common stock in the acquisition transaction, General Electric recognized an opportunity to receive potential upside on any appreciation in the price of the stock, including any favorable reaction by the market to the combined businesses resulting from the 2004 acquisition transactions.

Mr. David Ritenour
March 29, 2005

        The Business of General Electric. General Electric is not in the business of underwriting securities. General Electric is one of the world’s largest diversified technology, media and financial services companies, operating in more than 100 countries and employing more than 300,000 people worldwide. From time to time, General Electric holds equity investments in private and public companies for its own investment purposes, as is the case with respect to the Company's common stock.

        Receipt of Proceeds. As the Staff has stated, the question of whether a secondary offering is really an offering on behalf of an issuer is not merely a question of who receives the proceeds. As part of the shareholder agreement, the Company and General Electric agreed to limited value sharing provisions based on certain increases and decreases in the price of the Company’s common stock from the value at which the shares were initially issued to General Electric. These limited provisions serve as a hedge relative to certain fluctuations in the price of the Company’s common stock, but they do not dramatically alter the economic risk borne by the parties. The Company’s ability to share in a portion of the aggregate net proceeds received by General Electric is limited in time and dollar amount and is subject to the satisfaction of certain conditions. Similarly, General Electric’s right to downside protection is limited in dollar value (maximum of $20 million) and by time (will not apply to any sales by General Electric after December 31, 2009).

        The Company believes that, under all the circumstances involved, General Electric is not acting as a mere conduit for the Company. The offering by General Electric of shares pursuant to the Registration Statement and the Prospectus is, therefore, a true secondary offering and should not be viewed as a primary offering on behalf of the Company.

2.	Alternatively, if you continue to believe that the offering of the shares held by General Electric is properly viewed as a secondary offering, please supplementally explain how the registration of those shares is consistent with our guidance regarding PIPE transactions set forth in paragraph (b) of Telephone Interpretation No. 3S included in the Securities Act section of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. In particular, please supplementally explain why you believe that the issuance of those shares was completed and General Electric was at market risk prior to the filing of this registration statement, given the limitations on General Electric’s market risk and the fact that the issuer may receive a portion of the net proceeds from the resale of those shares.

        For the reasons stated above, the Company believes that the offering of the shares held by General Electric is properly viewed as a secondary offering. The Company further believes that the registration of those shares is consistent with the Staff’s guidance regarding PIPE transactions set forth in paragraph (b) of Telephone Interpretation No. 3S included in the Securities Act section of the March 1999 supplement to the Staff’s Manual of Publicly Available Telephone Interpretations.

Mr. David Ritenour
March 29, 2005

        The issuance of shares to General Electric closed without further conditions on December 31, 2004, and General Electric was subject to market risk relative to the shares so issued as of that date. The number of shares issued to General Electric was fixed at the time the acquisition agreement was signed in November 2004, and even at that time there were no conditions to closing that were within General Electric’s control or that General Electric could have caused not to be satisfied. There were no convertible or exchangeable securities issued in the transaction, and General Electric does not have a right to be issued any additional shares or the ability to reduce the number of shares issued to it based on the market value of the Company’s common stock.

        The Company did not file the Registration Statement prior to issuing the shares to General Electric. In fact, the Company filed the Registration Statement 45 days after the issuance of the shares to General Electric closed.

        General Electric is and will remain at risk with respect to the shares. As part of the negotiated acquisition transaction, the Company and General Electric agreed to a limited price protection mechanism with respect to the resale of shares issued to General Electric. Although those provisions may have reduced a limited portion of General Electric’s risk, General Electric still bears the substantial majority of the market risk with respect to its resale of the shares. Even if the entire downside price protection were triggered, General Electric would be at risk in excess of 80% of the value at which the shares were issued to General Electric. In addition, the price protection mechanism is based on the aggregate net proceeds received by General Electric on the resale of all the shares (i.e., in one or more transactions), and as such, General Electric’s downside price protection would be partially offset by any resales of the shares by General Electric at per share prices above the per share value at which the shares were initially issued to General Electric. In addition, the price protection provisions are also limited by time; they will not apply to any sales of shares by General Electric after December 31, 2009.

        The Company respectfully submits that, when viewed in light of all the circumstances involved, the issuance of the shares to General Electric is consistent with the Staff’s guidance regarding PIPE transactions and does not raise the concerns the Staff addressed in paragraph (b) of Telephone Interpretation No. 3S.

3.	Please revise to include risk factors as required by Item 503(c) of Regulation S-K. We may have further comments.

        In response to the Staff’s comment, the Company has revised the Prospectus to include the risk factors required by Item 503(c) of Regulation S-K.

4.	We note that the portion of the net proceeds to be received by Regal-Beloit in connection with sales of the shares being registered for resale will depend on the aggregate net proceeds generated from those resales as a result of the value-sharing and price protection provisions of the Shareholder Agreement. Please revise this section to include a table illustrating the net proceeds to be received by Regal-Beloit based upon various stated assumed amounts of aggregate net proceeds from those resales. For example, we note that a similar table was included as part of the materials filed as Exhibit 99.1 to your Form 8-K filed on January 6, 2005.

Mr. David Ritenour
March 29, 2005

        In response to the Staff’s comment, the Company has revised the section captioned “Use of Proceeds” in the Prospectus to include a table illustrating the net proceeds to be received by the Company based upon various stated assumed amounts of aggregate net proceeds from the resale of shares registered by the Registration Statement.

* * *

        If the Staff has any questions with respect to the foregoing, it should contact the undersigned at (414) 297-5553.

Very truly yours,
/s/ Paul J. Jones
Paul J. Jones

Enclosures

cc:	James L. Packard Henry W. Knueppel David A. Barta REGAL-BELOIT Corporation Benjamin F. Garmer, III Jay O. Rothman Foley & Lardner LLP